August 23, 2021

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Allison White

Re:	AltShares Trust (the “Trust”)
File Nos. 333-256754 & 811-23475
Registration Statement on Form N-1A

Dear Ms. White,

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 8, 2021 from you, as a member of the disclosure review staff of the Securities and Exchange Commission (the “SEC”), with respect to Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended, and Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on May 28, 2021, accession no. 0001104659-21-074293 (the “Amendment”). The Amendment relates to the AltShares Event-Driven ETF, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Amendment.

Comment 1 — We note that the Trust recently filed a registration statement on Form N-14 regarding a proposed merger involving the Fund. Please confirm that the Fund will not sell its securities until the consummation of the merger and until all material Staff comments on the N-14 are addressed.

Response to Comment 1 — The Trust confirms that the Fund will not sell its securities until the consummation of the merger and until all material Staff comments on the N-14 are addressed.

Comment 2 — Please include the ticker symbol for each class of shares of the Fund on the front covers of the Prospectus and the SAI.

Response to Comment 2 — The ticker symbol of the sole class of shares of the Fund will be included on the front cover of the prospectus and the SAI when it is offered to the general public.

Comment 3 — Given that the predecessor mutual fund is named the Water Island Long/Short Fund, please explain supplementally why the Fund will be named the AltShares Event-Driven ETF. Also, please confirm

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supplementally that any changes to the Fund’s investment strategy relative to the predecessor mutual fund are disclosed.

Response to Comment 3 — The Fund’s name is different than the predecessor mutual fund’s name because the Adviser believes that the name provides a better marketing opportunity for the Fund. The Trust confirms that the Fund’s principal investment strategies are the same as the predecessor mutual fund’s, and that such strategies have been appropriately described in the Amendment.

Comment 4 — Under the heading “Fund Summary – Fees and Expenses – Annual Fund Operating Expenses,” please delete footnote 1 regarding Rule 12b-1 fees not currently charged, as such a footnote is not required or permitted by Form N-1A. Such disclosure should be addressed under Item 12 of Form N-1A.

Response to Comment 4 — The Trust respectfully believes that the Fund’s presentation of its Rule 12b-1 fees in the table and footnotes is appropriate and consistent with Form N-1A requirements, specifically Instruction 3(d)(i) to Item 3. This instruction directs funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year, but include in expenses amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.” In the case of an approved, but dormant, fee, the Fund accordingly includes in the fee table only the amount actually incurred and provides a footnote that indicates the maximum allowable fee and explains that such fee will not be incurred until approved by the Board. Further, the Trust believes that such information is material for Fund investors, and that shareholders should be provided with information that: (1) the 12b-1 fee has been approved by the Board; and (2) the maximum allowable fee amount. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — Regarding the table under “Fund Summary – Fees and Expenses – Annual Fund Operating Expenses,” please advise supplementally how “Other Expenses” and “Acquired Fund Fees and Expenses” were estimated and determined to be reasonable.

Response to Comment 5 — The Fund’s fee table does not reflect any “Other Expenses” because such expenses will be less than 0.01% of the Fund’s average net assets due to the Fund’s unitary fee structure. Under the Fund’s unitary fee structure, the Adviser will be required to pay substantially all of the Fund’s expenses (subject to certain exceptions). Therefore, the fees and expenses that appear under “Other Expenses” are reasonably estimated to be less than half of a basis point.

Regarding “Acquired Fund Fees and Expenses,” the Trust respectfully notes that such expenses are not estimated and are based on the expenses incurred by the predecessor mutual fund for the prior fiscal year. Because the Fund and its predecessor mutual fund employ the same investment strategies with respect to the use of other investment companies, the Adviser and Trust expect “Acquired Fund Fees and Expenses” to remain the same (i.e., approximately 5 basis points of average net assets) for the Fund.

Comment 6 — Under the heading “Fund Summary – Fees and Expenses – Example,” please include expense examples for 5- and 10-years. We note that because the Fund has a predecessor mutual fund it is not a “New Fund” under Item 3 of Form N-1A.

Response to Comment 6 — The Trust has incorporated the 5- and 10-year expense example in response to this comment.

August 23, 2021

Comment 7 — Under the heading “Fund Summary – Portfolio Turnover,” please include the portfolio turnover rate information for the Fund’s predecessor mutual fund.

Response to Comment 7 — The Trust has incorporated the predecessor mutual fund’s portfolio turnover rate for its most recently completed fiscal year end.

Comment 8 — Under the heading “Fund Summary – Principal Investment Strategies,” please explain the following terms in plain English: “Dutch tenders,” “yield-to-call opportunities,” “private investments in public equity (PIPEs) of SPACs,” “de-SPAC processes,” “transformational M&A,” “corporate levering/de-levering,” “credit refinancings,” “recapitalizations” and “re-rating opportunities”.

Response to Comment 8 — In response to this comment, the Trust has added descriptions of certain principal terms to the “Fund Summary – Principal Investment Strategies” section, and the Trust has added a complete glossary of terms to the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section, as reflected below:

Fund Summary – Principal Investment Strategies:

The most common example of a hard catalyst is definitive, publicly announced mergers and acquisitions (“M&A”) whereby a legally binding merger agreement is in place, but hard catalysts may also take other forms including, but not limited to, Dutch tenders (whereby an offer is made to purchase securities within a given price range through an auction structure, wherein shareholders are invited to sell shares over a specific time period by specifying the lowest price within the range that they will accept), initial public offerings (“IPOs”) of special purpose acquisition companies (“SPACs”), yield-to-call opportunities (whereby a company or other entity’s callable bonds are purchased and held until the next anticipated call date, at which point they may be redeemed prior to maturity), and spin-offs (pre-completion). Investment opportunities predicated on soft catalysts tend to be characterized by less certain outcomes, longer timelines, and greater levels of risk – though also commensurate greater potential reward.

Examples of soft catalysts include a broad range of events spurred by company-specific, industry-wide, or broad economic conditions such as speculated M&A (whereby certain M&A are anticipated, rumored or in negotiations but are not yet definitive), asset sales, spin-offs (post-completion) (whereby a company has announced its intent to separate its business into two or more separately traded independent entities, which may be able to unlock more shareholder value on a standalone rather than combined basis), private investments in public equity (PIPEs) of SPACs, de-SPAC processes, turnaround plans, management changes, activist campaigns, transformational M&A (post-completion), corporate levering/de-levering, credit refinancings, recapitalizations, restructurings, and other corporate reorganizations and re-rating opportunities.

Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies:

Glossary of Terms

•	Hard Catalysts.

o	Definitive M&A, whereby a legally binding definitive merger agreement is in place for publicly announced M&A.
o	Dutch tenders, whereby an offer is made to purchase securities within a given price range through an auction structure, wherein shareholders are invited to sell shares over

August 23, 2021

a specific time period by specifying the lowest price within the range that they will accept.
o	IPOs of SPACs, whereby a SPAC conducts an initial public offering in order to raise capital for the purpose of making an acquisition.
o	Yield-to-call opportunities, whereby a company or other entity’s callable bonds are purchased and held until the next anticipated call date, at which point they may be redeemed prior to maturity.
o	Spin-offs (pre-completion), whereby an existing company has announced or is speculated to announce its intent to sell or distribute shares of a piece of its existing business to create a new standalone company.

•	Soft Catalysts. such as speculated M&A, asset sales, spin-offs (post-completion), private investments in public equity (PIPEs) of SPACs, de-SPAC processes, turnaround plans, management changes, activist campaigns, transformational M&A (post-completion), corporate levering/de-levering, credit refinancings, recapitalizations, restructurings, and other corporate reorganizations and re-rating opportunities.

o	Speculated M&A, whereby certain M&A are anticipated, rumored or in negotiations but are not yet definitive.
o	Spin-offs (post-completion), whereby a company has completed the sale or distribution of an existing business unit into a new standalone company, and there may be opportunities for either the original entity or the spun-off entity to trade substantially higher or lower.
o	PIPEs of SPACs, whereby a SPAC will issue new shares, which are typically sold below current public market value, in the private market as a method of raising additional capital for the purpose of completing an acquisition.
o	De-SPAC processes, whereby a SPAC has identified a target company to acquire and takes it public by successfully completing the acquisition.
o	Turnaround plans, whereby a poorly performing company has announced or is speculated to announce a plan to financially recover the business.
o	Management changes, whereby an announced or speculated change to a company’s upper management is expected to cause its shares to trade higher or lower.
o	Activist campaigns, whereby an investor leverages its rights as a shareholder in a company to drive changes within the company.
o	Transformation M&A (post-completion), whereby the completion of M&A may lead to a newly formed company that is dramatically different from the standalone target and acquirer entities in their prior state, potentially driving the merged entity’s share price substantially higher.
o	Corporate levering/de-levering, whereby a company undergoes changes to its debt profile.
o	Credit refinancings, whereby a company reorganizes its financial obligations and/or restructures existing debts.
o	Recapitalizations, whereby a company restructures its debt and equity mixture.
o	Restructurings, whereby a company modifies fundamental aspects of its business, such as its operational or legal structure, among others.
o	Re-rating opportunities, whereby the market has changed or is expected to change its view of a company sufficiently to drive valuation ratios substantially higher or lower.

Comment 9 — Under the heading “Fund Summary – Principal Investment Strategies,” please clarify what is meant by “a capital structure agnostic approach.”

August 23, 2021

Response to Comment 9 — The Trust has revised the relevant disclosure as follows: “The Adviser will invest in both hard and soft catalysts without bias as to a company’s capital structure ~~agnostic approach~~, allowing the Fund to position its investments in both equity and credit instruments, selecting whichever security the Adviser believes offers the greatest reward-to-risk ratio for a given event opportunity.”

Comment 10 — Under the heading “Fund Summary – Principal Risks,” we note that the Fund does not include several of the risks that are currently included in the predecessor mutual fund’s prospectus. Please confirm that all of the Fund’s principal risks are disclosed.

Response to Comment 10 — The Trust confirms that the Fund’s principal risks are disclosed as intended. The Trust also notes that the predecessor mutual fund supplemented its prospectus on May 5, 2021 to remove certain previously included principal risks that the Adviser no longer deemed principal given investment strategy changes precipitated by changes in market conditions and changes to the portfolio management team. Such changes correspond with the Fund’s principal investment risks.

Comment 11 — Under the heading “Fund Summary – Principal Risks,” we note there is disclosure regarding “Sector Risk.” If the Fund is currently focused on a particular sector, please specify such in the Fund’s principal risks and principal strategies disclosure. Please also revise the Fund’s “Sector Risk” disclosure to explain the link between the Fund’s principal investment strategy and the potential for significant sector exposure.

Response to Comment 11 — The Fund does not have a principal investment strategy to focus investments in, or concentrate investments in, any particular industry or sector, but the Fund, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market. The Fund therefore includes general “Sector Risk” disclosure that includes a statement to that effect. For the Fund, industry and sector allocation is a result of the then-current investment opportunities identified by the Fund’s portfolio managers pursuant to the principal investment strategies identified in the Fund’s prospectus. Accordingly, the Fund’s investments in an industry or sector will vary over time depending on the availability of investment opportunities occurring within an industry or sector and the portfolio managers’ then-current view of such investment opportunities.  Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Fund, and that no additional disclosure in the principal investment strategy section is necessary.

Comment 12 — Under the heading “Fund Summary – Principal Risks,” we note that “Large Shareholder Transaction Risk” is included twice, please confirm.

Response to Comment 12 — The Trust has revised its disclosure to include one version of such disclosure.

Comment 13 — Under the heading “Fund Summary – Principal Risks – Credit Risk,” the disclosure notes that the Fund may invest in convertible, non-convertible and high yield (or “junk”) bonds. If investing in such securities is part of the Fund’s principal investment strategies, please add such disclosure and explain that junk bonds are speculative.

Response to Comment 13 — The Trust respectfully notes that the disclosure under “Credit Risk” includes the statement that “[i]nvestments in junk bonds are subject to greater credit risks than securities with credit ratings above investment grade and have a greater risk of default than investment grade debt securities.” Accordingly, the Trust respectfully submits that such disclosure

August 23, 2021

appropriately conveys the idea that such investments are “speculative.” Additionally, the Trust has added the following language to the end of the sixth paragraph under the heading “Fund Summary – Principal Investment Strategies”:

“The Fund may invest in convertible and non-convertible debt securities, including high yield debt securities, also known as ‘junk bonds.’”

Comment 14 — Under the heading “Fund Summary – Performance,” to the extent that the predecessor mutual fund’s strategies differ from the Fund’s, please disclose so.

Response to Comment 14 — As the Fund’s principal investment strategies do not materially differ from the predecessor mutual fund’s, as explained in Response to Comment 3, the Trust has not made any changes in response to this comment.

Comment 15 — Under the heading “Fund Summary – Performance,” please disclose that, had the predecessor mutual fund been structured as an ETF, its performance may have differed.

Response to Comment 15 — The Trust has incorporated the requested disclosure.

Comment 16 — Under the heading “Fund Summary – Portfolio Managers,” to the extent that the same portfolio managers that manage the predecessor mutual fund will manage the Fund, please update the disclosure to reflect the length of service for the predecessor mutual fund. In addition, please state, if true, that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response to Comment 16 — The Trust has updated its disclosure under the heading “Fund Summary – Portfolio Managers” to include each portfolio manager’s length of service to the predecessor mutual fund. The Trust respectfully declines to alter its disclosure regarding the day-to-day management of the Fund as such disclosure is not required under Item 5(b) of Form N-1A, and the Trust believes that such portfolio management function is implied by identifying the applicable individuals in response to Item 5(b).

Comment 17 — Under the heading “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies,” the disclosure notes that the Fund may invest in other ETFs. If investments in other investment companies will be a principal investment strategy, please include corresponding disclosure in the Fund’s principal investment strategies under Item 4 of Form N-1A.

Response to Comment 17 — The Trust confirms that investing in other investment companies is not anticipated to be a principal investment strategy of the Fund and is not currently a principal investment strategy for the predecessor mutual fund. The Trust respectfully submits that this disclosure is properly included in response to Item 9 of Form N-1A.

Comment 18 — Under the heading “Additional Information About the Fund – Additional Information About the Fund’s Risks,” we note that the disclosure indicates that the risks included in this section are also discussed in the Fund’s summary section, however certain risks are included that are not discussed in the summary. Please revise.

Response to Comment 18 — The Trust has revised the noted disclosure as follows: “The risks identified below, many of which also are discussed in the Fund’s summary prospectus, are the principal risks of investing in the Fund.”

August 23, 2021

Comment 19 — In the SAI, under the heading “Trust and Fund Overview,” please include a brief statement that the Fund has a predecessor mutual fund and provide a brief history.

Response to Comment 19 — The Trust has added the following disclosure where requested:

“The Fund began operations January 2, 2015 as a traditional open-end mutual fund. It was converted to an exchange traded fund on September 17, 2021.”

Comment 20 — In the SAI, under the heading “Investment Policies and Restrictions,” please revise the disclosure regarding the Fund’s concentration policy to avoid the implication that the Fund may have discretion to concentrate in a particular industry. Alternatively, please revise the disclosure so that it is consistent with The First Australia Fund, Inc., SEC No-Action Letter (publicly available July 29, 1999) (the “First Australia Letter”).

Response to Comment 20 — Pursuant to Section 8(b)(1) of the 1940 Act, a fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Fund includes a statement in its prospectus indicating the extent to which the fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). In this regard, we note that the concentration policy is not like the sample concentration policy that the SEC indicated was not acceptable in the First Australia Letter: “Although investments are normally widely diversified by industries, the Registrant reserves the right to concentrate its investments in particular industries without limitation if deemed advisable and in the best interest of shareholders.” Instead, the concentration policy of the Fund is one that is based on factors outside of the control of the Fund and its investment adviser; for example, those times when a large percentage of investment opportunities occurring within the U.S. are within one industry.

This conclusion is supported by the Staff’s statement in the First Australia Letter, where the Staff stated that section 8(b)(1) permits a fund to adopt a discretionary concentration policy, “provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.” Like the First Australia Fund, the Fund’s discretionary concentration policy is driven by factors outside of its control, and is very limited in scope, for example, it only applies if a large percentage of investment opportunities are occurring within one industry over a certain period of time.

The Trust also notes that, in an effort to provide more specificity, the Fund discloses the following investment opportunity examples with respect to its concentration policy: “Examples of such investment opportunities for the Fund include, but are not limited to: announcements or potential announcements of restructurings (bankruptcies, spinoffs, and asset sales), mergers and acquisitions, management change, institution of shareholder-friendly practices, regulatory changes, litigation, earnings results and outlook, and changes in industry or sector fundamentals.” The Fund believes it has described in its registration statement its discretion to concentrate with as much detail as is practicable with respect to the circumstances under which the Fund may concentrate its investments. Therefore, the Trust believes that the Fund’s concentration policy meets the requirements of the First Australia Letter.

Comment 21 — In the SAI, under the heading “Investment Policies and Restrictions,” please update to clarify that the Fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policies. The SEC staff’s position is that a fund may not concentrate in any industry or group of industries indirectly by investing in underlying funds. Thus, the

August 23, 2021

staff’s view is that the investments of the underlying funds should be counted for purposes of investment concentration, particularly where the underlying funds are ETFs that provide daily portfolio transparency.

Response to Comment 21 — The Trust is not aware of a requirement to “look through” underlying investment funds in which the Fund invests for purposes of administering its concentration policy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

_____________________________________________________

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (202) 778-9082 or my colleague Stacy Fuller at (202) 778-9475.

Sincerely,

/s/ Fatima S. Sulaiman
Fatima S. Sulaiman

cc:	Philip Channen, Water Island Capital, LLC
Stacy L. Fuller, Partner, K&L Gates LLP